Exhibit 99.3


SLIDE 1


                            [ASML GRAPHIC OMITTED]



Q1 2003 Results


Veldhoven, April 16, 2003

SLIDE 2

Agenda


o          Highlights Q1 2003 vs Q1 2002

o          Financial Summary

o          Focus Q2 2003


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SLIDE 3


Highlights Q1 2003 vs Q1 2002


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SLIDE 4

Highlights Q1 2003 vs Q1 2002



o        Sale of 33 lithography systems, up from 13

o        Increase in average selling price to MEuro 9.2, up 10%

o        Net loss of MEuro 82 narrowed from net loss of MEuro 108

o        Cash generation of MEuro 40 in Lithography operation

o        Continued improvements in working capital of MEuro 92

o Pre-tax loss from discontinued operations narrowed to MEuro 22 from MEuro 33, including MEuro 11 one-time charge

o        Increased worldwide market share according to analysts

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SLIDE 5


Financial summary


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SLIDE 6


Total revenues MEuro


-------------------------------------------------------------------------------

                            1999       2000       2001       2002       2003
                            ----       ----       ----       ----       ----

Total revenues             1518        2673       1589       1959         --

Semi-annual revenues         --        1180        830         --         --

Q1 revenues                  --         --          --        179        318

Q2 revenues                  --         --          --        609         --

Q3 revenues                  --         --          --        351         --

Q4 revenues                  --         --          --        820         --

--------------------------------------------------------------------------------

Prior year financial statements have been restated to reflect the impact of discontinued operations

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SLIDE 7

System revenues by region and type


Region                           Type
------                           ----

Asia  59%                        Scanners 300m  56%

U.S.  41%                        Scanners 200m  41%

                                 Steppers        3%


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SLIDE 8


Overview historical financials consolidated MEuro


 ------------------------------------------------------------------- --------------------------- ---------------------------
                                                   2002 FY                     2002 Q1                     2003 Q1
   ASML
 ----------------------------------------------------- ------------- ------------- ------------- ------------- -------------
 Net sales                                      1,959        100.0%           179        100.0%           318        100.0%
 ----------------------------------------------------- ------------- ------------- ------------- ------------- -------------
 Gross profit                                     468         23.9%            17          9.6%            53         16.6%
 ----------------------------------------------------- ------------- ------------- ------------- ------------- -------------
 R&D costs                                        299         15.3%            69         38.8%            76         23.9%
 ----------------------------------------------------- ------------- ------------- ------------- ------------- -------------
 SG&A costs                                       261         13.3%            61         34.2%            61         19.2%
 ----------------------------------------------------- ------------- ------------- ------------- ------------- -------------
 Restructuring expenses                             2          0.1%                                         6          2.0%
 ----------------------------------------------------- ------------- ------------- ------------- ------------- -------------
 Operating income from continuing operations     (94)        (4.8)%         (113)       (63.4)%          (90)       (28.5)%
 ----------------------------------------------------- ------------- ------------- ------------- ------------- -------------

 ----------------------------------------------------- ------------- ------------- ------------- ------------- -------------
 Net income from continuing operations           (88)       (4.5) %          (86)       (48.1)%          (69)       (21.6)%
 ----------------------------------------------------- ------------- ------------- ------------- ------------- -------------
 Net income from discontued operations          (120)       (6.1) %          (22)       (12.1)%          (13)        (4.2)%
 ----------------------------------------------------- ------------- ------------- ------------- ------------- -------------
 Total net income                               (208)      (10.6) %         (108)       (60.2)%          (82)       (25.8)%
 ----------------------------------------------------- ------------- ------------- ------------- ------------- -------------



Prior year financial statements have been restated to reflect the impact of discontinued operations

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SLIDE 9

Cash flow MEuro


----------------------------------------------------------------------------------------------------------------------
                                                                2002 FY          2002 Q1            2003 Q1
----------------------------------------------------------------------------------------------------------------------
Net income                                                        (88)            (86)                (69)
----------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                     187              41                  35
----------------------------------------------------------------------------------------------------------------------
Effects of changes in assets and liabilities                     (153)            (131)                93
----------------------------------------------------------------------------------------------------------------------
Cash flow from operations                                         (54)            (176)                59
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Cash flow from investing and financing activities                 (59)            (18)                (19)
----------------------------------------------------------------------------------------------------------------------
Cash flow from discontinued operations                           (127)             (7)                (12)
----------------------------------------------------------------------------------------------------------------------
Effect of changes in exchange rates on cash                       (2)               2                 (8)
----------------------------------------------------------------------------------------------------------------------
Net cash flow                                                    (242)            (199)                20
----------------------------------------------------------------------------------------------------------------------


Prior year financial statements have been restated to reflect the impact of discontinued operations

SLIDE 10

Balance sheet as of March 30, 2003 MEuro



 --------------------------------------------------------------------------------------- ----------------------------------
 ASSETS                                                                  Dec 2002                            Mar 2003
 --------------------------------------------------------------------- ----------------- ----------------- ----------------
 Cash and cash equivalents                                        669               20%               688              21%
 --------------------------------------------------------------------- ----------------- ----------------- ----------------
 Accounts receivable, net                                         557               17%               435              13%
 --------------------------------------------------------------------- ----------------- ----------------- ----------------
 Inventories, net                                                 730               22%               779              24%
 --------------------------------------------------------------------- ----------------- ----------------- ----------------
 Assets from discontinued operations                              106                3%                93               3%
 --------------------------------------------------------------------- ----------------- ----------------- ----------------
 Tax assets                                                       494               15%               522              16%
 --------------------------------------------------------------------- ----------------- ----------------- ----------------
 Other assets                                                     237                7%               235               7%
 --------------------------------------------------------------------- ----------------- ----------------- ----------------
 Property, plant and equipment                                    495               15%               476              15%
 --------------------------------------------------------------------- ----------------- ----------------- ----------------
 Intangible fixed assets                                           14                1%                14               1%
 --------------------------------------------------------------------- ----------------- ----------------- ----------------
 TOTAL ASSETS                                                    3302              100%              3242             100%
 --------------------------------------------------------------------- ----------------- ----------------- ----------------

 --------------------------------------------------------------------- ----------------- ----------------- ----------------
 LIABILITIES and SHAREHOLDERS' EQUITY
 --------------------------------------------------------------------- ----------------- ----------------- ----------------
 Current liabilities                                              662               20%               728              22%
 --------------------------------------------------------------------- ----------------- ----------------- ----------------
 Tax liability                                                    158                5%               155               5%
 --------------------------------------------------------------------- ----------------- ----------------- ----------------
 Liabilities from discontinued operations                          66                2%                54               2%
 --------------------------------------------------------------------- ----------------- ----------------- ----------------
 Long term debts                                                 1100               33%              1072              33%
 --------------------------------------------------------------------- ----------------- ----------------- ----------------
 Shareholders' equity                                            1316               40%              1233              38%
 --------------------------------------------------------------------- ----------------- ----------------- ----------------
 TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                        3302              100%              3242             100%
 --------------------------------------------------------------------- ----------------- ----------------- ----------------

Prior year financial statements have been restated to reflect the impact of discontinued operations

SLIDE 11

Backlog: litho unit vs. value



                  Backlog           Value
Jan 01            275               1863
Feb 01            269               1848
Mar 01            240               1757
Apr 01            191               1566
May 01            196               1591
Jun 01            188               1401
Jul 01            223               1752
Aug 01            216               1395
Sep 01            205               1577
Oct 01            196               1548
Nov 01            152               1118
Dec 01            117               1161
Jan 02            111               1141
Feb 02            109               1150
Mar 02            117               1215
Apr 02            134               1294
May 02            144               1444
Jun 02            160               1570
Jul 02            135               1350
Aug 02            127               1270
Sep 02            93                930
Oct 02            76                760
Nov 02            79                790
Dec 02            103               1030
Jan 03            99                1010
Feb 03            90                909
Mar 03            87                870



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SLIDE 12


Backlog lithography per March 30, 2003


                             Total value MEuro 870


Value per type                                           Value per technology
--------------                                           --------------------

Scanners 300 mm  55%                                        248 nm  47%
Scanners 200 mm  45%                                        193 nm  33%
                                                            157 nm  12%
                                                            365 nm   8%




Value per region                                         Value per end-use
----------------                                         -----------------

U.S.           42%                                        Memory    34%
Europe         19%                                        Logic     24%
Korea          16%                                        Foundry   23%
Taiwan         11%                                        MPU/MCU   11%
Singapore       8%                                        R&D        7%
China           4%                                        Other      1%





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SLIDE 13


Focus Q2 2003


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SLIDE 14


Focus Q2 2003



o        Reduced inventory and receivables

o        Continued cash generation

o Successful roll-out of industry's first full-field 157 nm step and scan tool: Micrascan(TM) VII

o        Successful introduction of high NA 193 nm TWINSCAN(TM) AT:1200 product

o        Provide dedicated support for customers' Value of Ownership needs

SLIDE 15

(graphic omitted)


ASML Commitment